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File Nos. 70-10260

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

AMENDMENT NO. 1
TO
FORM U-1
APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

E.ON AG E.ON US Holding GmbH E.ON - Platz 1 40479 Dusseldorf Germany	American Electric Power Company, Inc. 1 Riverside Plaza, Columbus, Ohio 43215
E.ON US Investments Corp. LG&E Energy LLC Louisville Gas and Electric Company 220 West Main Street Louisville, Kentucky 40202
(Name of companies filing this statement and addresses of principal executive offices)

E.ON AG	American Electric Power Company, Inc.
(Name of top registered holding company parent of each applicant or declarant)

Karl-Heinz Feldmann General Counsel Dr. Rainer Liesen Corporate Attorney E.ON AG E.ON-Platz 1 40479 Dusseldorf Germany Telephone: 011-49-211-4579-789 Facsimile: 011-49-211-4579-610	Susan Tomasky Executive Vice President John B. Keane General Counsel American Electric Power Service Corporation 1 Riverside Plaza Columbus, Ohio 43215
John R. McCall Executive Vice President, General Counsel and Company Secretary LG&E Energy LLC 220 West Main Street Louisville, Kentucky, 40202 Telephone: 502-627-3665 Facsimile: 502-627-4622
(Names and addresses of agents for service)

The Commission is also requested to send copies of any communication in connection with this matter to:
Debra J. Schnebel Michael G. Strohmeier Jones Day 77 West Wacker Chicago, IL 60601-1692 Telephone: 312-782-3939 Facsimile: 312-782-8585

i

        This Amendment No. 1 to the Form U-1 Application-Declaration amends and restates the Form U-1 Application-Declaration originally filed in File No. 70-10260 on October 28, 2004, with the exception that it does not replace the exhibits previously filed.

ITEM 1. DESCRIPTION OF THE PROPOSED TRANSACTION

  A.
  Introduction and General Request

        In this application-declaration (this "Application") E.ON AG ("E.ON"), E.ON US Holding GmbH ("E.ON Holding"), E.ON US Investments Corp. ("EUSIC"), and LG&E Energy LLC ("LG&E Energy" and collectively with E.ON, E.ON Holding and EUSIC, the "E.ON Holding Companies"), each a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), Louisville Gas and Electric Company, a public utility subsidiary of LG&E Energy ("LG&E" and together with the E.ON Holding Companies, the "E.ON Applicants"), and American Electric Power Company, Inc. ("AEP", together with the E.ON Applicants, the "Applicants"), a registered holding company under the Act that is not affiliated with E.ON, seek authorization from the Securities and Exchange Commission (the "Commission") for the proposed acquisition by LG&E from AEP of 730 shares of common stock, $100 par value (the "Shares") of Ohio Valley Electric Corporation ("OVEC"), an Ohio corporation and an electric utility company under the Act (the "Transaction"). Applicants seek approval of the Transaction pursuant to Sections 8, 9(a), 10, 11(b) and 12(d) of the Act and Rules 44 and 54 promulgated under the Act.

  B.
  Description of the Parties to the Proposed Transaction

  (1)
  E.ON Applicants

        E.ON, an entity incorporated under the laws of the Federal Republic of Germany, registered as a holding company under the Act on July 1, 2002, as a result of E.ON's acquisition of Powergen Limited, formerly known as Powergen plc ("Powergen"). The Commission approved the acquisition of Powergen in Holding Company Act Release No. 27539 (June 14, 2002) (the "Acquisition Order"). E.ON owns LG&E Energy, which in turn owns two public utility companies, LG&E and Kentucky Utilities Company ("KU" and together with LG&E, the "E.ON Utility Subsidiaries"). E.ON's interest in LG&E Energy is held indirectly through E.ON Holding and EUSIC, as intermediate holding companies.

  (2)
  AEP

        AEP, a New York corporation and registered holding company under the Act, owns, directly, and indirectly through AEP Utilities, Inc. (formerly Central and South West Corporation), a Delaware corporation and registered holding company under the Act, numerous utility and non-utility subsidiaries, including the following public utility subsidiaries: AEP Generating Company, AEP Texas Central Company (formerly Central Power and Light Company), AEP Texas North Company (formerly West Texas Utilities Company), Appalachian Power Company, Columbus Southern Power Company, Indiana Michigan Power Company, Kentucky Power Company, Kingsport Power Company, Ohio Power Company, Public Service Company of Oklahoma, Southwestern Electric Power Company, and Wheeling Power Company.

  (3)
  OVEC

        OVEC and its wholly-owned subsidiary, Indiana-Kentucky Electric Corporation ("IKEC"), own two generating stations located in Ohio and Indiana with a combined electric production capability of approximately 2,256 megawatts. Each of OVEC and IKEC is an electric utility company within the meaning of the Act.(1) OVEC is currently owned by AEP (39.9%), Columbus Southern Power Company, a subsidiary of AEP (4.3%), LG&E (4.9%), KU (2.5%), Allegheny Energy, Inc. (3.5%),(2) Buckeye Power Generating, LLC (9.0%), The Cincinnati Gas & Electric Company, a subsidiary of Cinergy Corp. (9.0%), The Dayton Power and Light Company, a subsidiary of DPL Inc. (4.9%), Ohio Edison Company, a subsidiary of FirstEnergy Corp. (16.5%), Southern Indiana Gas and Electric Company, a subsidiary of Vectren Corporation (1.5%), and the Toledo Edison Company, also a subsidiary of FirstEnergy Corp. (4.0%).

(1)
See Ohio Valley Electric Corporation et al, Holding Co. Act Release No. 11578 (November 7, 1952) (Authorizing the formation of OVEC and IKEC).

(2)
On December 14, 2004, the Commission issued an order authorizing Allegheny Energy, Inc. to sell 9.0% of its direct ownership interest in OVEC to Buckeye Power Generating, LLC. Allegheny Energy, Inc. filed a Certificate of Notification in such matter informing the Commission that the transaction was completed on December 31, 2004.

  C.
  Description of the Proposed Transaction

        On April 8, 2004, LG&E and AEP entered into a stock purchase agreement (the "Agreement"), pursuant to which the parties agreed, subject to the conditions set forth therein, including approval of the Transaction by the Commission, for AEP to sell, assign and transfer to LG&E, and for LG&E to purchase from AEP, the Shares upon closing of the Transaction (the "Closing"). LG&E agreed to pay $104,286 (the "Purchase Price") for the Shares upon Closing. Closing of the Transaction is subject to customary conditions for a transaction of this size and magnitude, all as more specifically set forth in the Agreement, a copy of which is attached hereto as Exhibit B-1. LG&E will finance the Transaction with cash on hand.

        In mid-1990, AEP acquired from LG&E 2,100 shares, or 2.1%, of the common stock of OVEC at a purchase price of $300,000.(3) The acquisition did not amend or otherwise affect rights and duties under the Inter-Company Power Agreement (the "Power Agreement") entered into among OVEC and others, including AEP (and/or its affiliates) and LG&E. Accordingly, each party to the Power Agreement continued to receive the allocation of power at marginal cost-based rates set forth therein.(4) The Power Agreement is set to expire in March 2006.

(3)
See American Electric Power Company, Inc., Holding Co. Act Release No. 25123 (July 27, 1990).

(4)
LG&E is entitled to a total of 7% of OVEC's power under the Power Agreement.

        On April 30, 2004, irrespective of the consummation of the proposed Transaction and not conditioned upon its approval, OVEC and its shareholders, including AEP (and/or its affiliates), LG&E and KU, entered into an Amended and Restated Inter-Company Power Agreement (the "Amended Power Agreement"), to be effective beginning March 2006, upon the expiration of the Power Agreement. In negotiation of the Amended Power Agreement, disputes arose between AEP and LG&E over a number of issues, including their respective ongoing rights to purchase power from OVEC. In order to avoid litigation, and the cost, delay and uncertainty relating thereto, AEP and LG&E settled these disputes. As part of the settlement, AEP agreed to sell, and LG&E agreed to purchase, the Shares, representing 0.73% of the outstanding common stock of OVEC, at the same price per share paid by AEP in 1990. Upon the effectiveness of the Amended Power Agreement, each of AEP (and/or its affiliates) and LG&E will receive an allocation of marginal cost-based power from OVEC in an amount proportional to their respective ownership interests in OVEC after giving effect to the Transaction.(5)

(5)
Under the Amended Power Agreement, which has a 20-year term from its effective date, LG&E will have purchase rights for a total of 5.63% of OVEC's power at marginal cost-based rates.

        The Transaction is the result of an arm's length negotiation between two independent parties.

ITEM 2. FEES, COMMISSIONS AND EXPENSES

        The fees, commissions and expenses incurred or to be incurred in connection with this Application by E.ON and LG&E are estimated at approximately $10,000. AEP does not expect to incur any out-of-pocket expenses in connection with this Application.

ITEM 3. APPLICABLE STATUTORY PROVISIONS

  A.
  Discussion

        Pursuant to Section 9(a)(2) of the Act, it is unlawful, without approval of the Commission under Section 10 of the Act, "for any person . . . to acquire, directly or indirectly, any securities of any public utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11)(A) of the Act, "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds the power to vote, 5 per cent or more of the outstanding voting securities of such company."

        Furthermore, pursuant to Section 12(d) of the Act, it is unlawful for any registered holding company, without approval of the Commission, "to sell any security which it owns of any public utility company . . . in contravention of such rules and regulations or orders regarding the consideration to be received for such sale, maintenance of competitive conditions, fees and commissions, accounts, disclosure of interest, and similar matters as the Commission deems necessary or appropriate in the public interest or for the protection of investors or consumer or to prevent the circumvention of the provisions of this title or the rules, regulations, or orders thereunder."

Rule 44 provides that no registered holding company shall, directly or indirectly, sell to any person any security which it owns of any public utility company, except pursuant to an order of the Commission.

        Each of the E.ON Holding Companies already indirectly owns more than five percent in the aggregate of the voting securities of OVEC and LG&E will, upon consummation of the Transaction, own more than five percent of OVEC. As a result, the E.ON Applicants must demonstrate that the Transaction meets the criteria of Section 10 of the Act and must obtain the Commission's authorization prior to acquiring the Shares of OVEC. Furthermore, AEP, as a registered holding company under the Act, must show that the sale of the Shares of OVEC complies with the requirements of, and obtain Commission authorization pursuant to, Section 12(d) of the Act and Rule 44 thereunder.

        Section 10 of the Act incorporates the requirements and policies of Sections 8 and 11 of the Act into the authorization process. Applicants address the issues raised by the Transaction under Sections 8, 9, 10, 11 and 12(d) below and demonstrate that the Transaction satisfies the requirements, standards and policies of the Act. For purposes of clarity and in order to avoid unnecessary repetition, the discussion is organized by statutory issue, rather than tracking the sections of the statute directly.

        The Transaction complies with all of the applicable provisions of Sections 10 and 12(d) of the Act and should be approved by the Commission because:

  •
  the Transaction does not tend towards interlocking relations or the concentration of control of public utility companies to the detriment of the public interest or the interest of investors or consumers;

  •
  the consideration to be paid by LG&E in connection with the Transaction is reasonable and fair in relation to the utility assets underlying the OVEC securities to be acquired;

  •
  the Transaction will not result in an unduly complicated capital or corporate structure for the E.ON system;

  •
  the Transaction will comply with all applicable state laws;

  •
  the Transaction tends towards the economical and efficient development of an integrated public utility system; and

  •
  the Transaction is consistent with Sections 8 and 11 of the Act.

        B. Undue Concentration

        The Transaction does not tend towards interlocking relations or the concentration of control of public utility companies to the detriment of the public interest or the interest of investors or consumers.

        Pursuant to Section 10(b)(1) of the Act, the Commission shall approve an acquisition unless it finds that "such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers." Section 12(d) of the Act similarly requires that the Commission evaluate the "maintenance of competitive conditions" in approving the Transaction.

        Applicants propose the transfer of 730 shares, or 0.73%, of the outstanding common stock of OVEC from AEP to LG&E. Currently, AEP owns, directly and/or indirectly, 44.2% (including 39.9% owned directly by AEP and 4.3% owned by a subsidiary company, Columbus Southern Power Company) and E.ON indirectly owns 7.4% (including 4.9% owned by LG&E and 2.5% owned by KU) of the outstanding common stock of OVEC. The proposed Transaction will result in the transfer of the Shares from one minority shareholder of OVEC to another minority shareholder. Following consummation of the Transaction, E.ON will own indirectly 8.13% of the outstanding common stock of OVEC and AEP will own, directly and indirectly, 43.47% of the outstanding common stock of OVEC. AEP will remain the largest shareholder of OVEC and there will remain four shareholders of OVEC with larger holdings than E.ON. Thus, the Transaction will not tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers.

        In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Corp., 43 S.E.C. 693, 700 (1968). The acquisition will not create a "huge, complex, and irrational system," but rather will be, for purposes of Section 10(b)(1) of the Act, neutral to the registered holding company systems of AEP and E.ON and to OVEC.

  C.
  Reasonableness of Consideration

        The Purchase Price to be paid by LG&E in connection with the Transaction is reasonable and fair in relation to the utility assets underlying the shares to be acquired.

        Sections 10(b)(2) and 12(d) of the Act require the Commission to determine whether the consideration to be given by LG&E to AEP in connection with the Transaction is reasonable and whether it bears a fair relation to investment in, and earnings capacity of, the utility assets underlying the securities being acquired.(6) As recognized by the Commission in Ohio Power Co., Holding Co. Act Release No. 16753 (June 8, 1970), prices arrived through arm's length negotiations are particularly persuasive evidence that Section 10(b)(2) is satisfied.(7) In negotiation of the Amended Power Agreement, disputes arose between AEP and LG&E over a number of issues. In order to avoid the cost, delay and uncertainty of litigation, AEP and LG&E agreed to settle the disputes. As part of the settlement, AEP agreed to sell, and LG&E agreed to purchase, the Shares, representing 0.73% of the outstanding common stock of OVEC, at the same price per share paid by AEP in 1990. In effect, the Transaction serves to unwind in part the acquisition in 1990 by AEP of 2,100 shares of OVEC from LG&E. The Purchase Price, reached through arm's-length negotiations between AEP and LG&E, satisfies the requirements of Section 10(a)(2) of the Act.

(6)
Under Section 10(b)(2) of the Act the Commission shall approve an acquisition unless it finds that "in the case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired."

(7)
See also Southern Company, Holding Co. Act Release No. 24579 (February 12, 1998).

        An evaluation of the reasonableness of the consideration under the Act also involves an inquiry as to the reasonableness of the fees paid by the acquiror in connection with the Transaction. As set forth in Item 2 of the Application, Applicants together expect to incur a combined total of approximately $10,000 in fees, commissions and expenses in connection with the Transaction. While this amount represents a relatively high percentage of the Purchase Price, this relationship alone should not be determinative of the reasonableness of the consideration under the Act as otherwise smaller transactions by virtue of the application process under the Act and the costs associated therewith would always be deemed unreasonable. Furthermore, it is a minor amount compared to the cost and expense associated with litigation. In the light of the overall size of the Transaction, the estimate of fees, commissions and expenses should be considered reasonable.

  D.
  Capital Structure and Corporate Structure Complication

        The Transaction does not cause the E.ON system to have an unduly complicated capital or corporate structure.

        Sections 10(b)(3), 11(a) and 11(b)(2) of the Act impose various requirements as to the corporate and capital structure of the E.ON system subsequent to the Transaction.(8)

(8)
Under Section 10(b)(3) of the Act the Commission shall approve an acquisition unless it finds that "such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system." Section 11(a) of the Act requires the Commission to examine the corporate structure of a registered holding company system "to determine the extent to which the corporate structure of such holding-company system and the companies therein may be simplified, unnecessary complexities therein eliminated, voting power fairly and equitably distributed among the holders of securities thereof, and the properties and business thereof confined to those necessary or appropriate to the operations of an integrated public-utility system." Section 11(b)(2) requires the Commission to guard against complicated corporate structures and the unfair distribution of voting power among holding company security holders and, in that connection, to take action as necessary to cause a holding company to "cease to be a holding company with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company." This is commonly referred to as the "great grandfather clause."

        The Transaction merely increases LG&E's ownership of OVEC from 4.9% to 5.63% and increases the indirect ownership by the E.ON Holding Companies of OVEC from 7.4% to 8.13%. While this will result in OVEC becoming an affiliate of LG&E pursuant to Section 2(a)(10) of the Act, E.ON's corporate and capital structure will not be altered or otherwise affected by the Transaction. The Transaction will not unduly complicate E.ON's corporate and capital structure and will therefore not be detrimental to the public interest or the interest of investors or consumers or the proper functioning of the E.ON system.

        Furthermore, the proposed Transaction will not result in any change in the corporate organization of LG&E Energy and/or the E.ON Utility Subsidiaries or in the financing transactions undertaken by LG&E Energy and the E.ON Utility Subsidiaries. Neither LG&E Energy nor LG&E will borrow or issue any security or pledge any assets to finance any part of the Transaction. LG&E will pay the Purchase Price with cash on hand.

        In addition, there will be no resulting change in the function of OVEC as a result of the Transaction from that previously presented to the Commission.

        Thus, there is no possibility that implementation and continuance of the proposed Transaction could result in an undue or unnecessarily complex capital structure to the detriment of the public interest or the interest of consumers.

  E.
  Compliance with State Law

        All state laws applicable to the transaction will be complied with.

        Consistent with the Act's purpose of supplementing effective state utility regulation, Section 8 of the Act prevents holding companies, by use of separate subsidiaries, from circumventing state restrictions on common ownership of gas and electric operations.(9)

(9)
Under Section 10(c)(1) of the Act, the Commission may not approve "an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11." Section 8 of the Act makes it unlawful for a registered holding company or subsidiary to have or acquire an interest in an electric and gas utility serving substantially the same territory if state law would prohibit such combination ownership. Lastly, Section 10(f) of the Act prohibits the Commission from approving an application regarding an acquisition unless it appears that the applicants have complied with all applicable state laws (except where such compliance would conflict with Section 11 of the Act).

        The Transaction will not result in any new situations of common ownership or "combination" systems within any state. LG&E is presently a combination gas and electric public utility serving customers in Kentucky. After the Transaction, LG&E will continue to serve both gas and electric customers in Kentucky. The Transaction will not result in any change in LG&E's service territory. Furthermore, the Transaction will not result in change in the operations of OVEC. No state law prohibits LG&E's combined gas and electric operations, and no state law prohibits LG&E from increasing its interest in OVEC.

        With respect to Section 10(f) of the Act, no approvals from any state utility commission are necessary by Applicants with respect to the Transaction.

  F.
  Integrated Public Utility System

        The Transaction tends towards the economical and efficient development of an integrated public utility system.(10)

(10)
Under Section 10(c)(2) of the Act, the Commission may not approve "the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system." Section 11(b)(1) of the Act requires the Commission to limit the operations of the holding-company system to a single integrated public-utility system and one or more additional integrated public utility systems if the Commission finds that "(A) Each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such systems; (B) All of such additional systems are located in one State, or in adjoining States, or in a contiguous foreign country; and (C) The continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation."

        The Transaction will not affect the operations of the E.ON holding company system as an integrated public utility system. The requirements of integration discussed in the Acquisition Order will continue to be satisfied following consummation of the Transaction.

        In addition to the investment element of the Transaction, which provides LG&E with an increased ownership of OVEC and thus an increased share of the dividends distributed by OVEC to its shareholders from time to time, the Transaction will assure to LG&E the ability to continue to purchase specified levels of low cost electrical output from OVEC. As a result, the proposed Transaction is expected to provide a benefit to LG&E and its customers and investors.

        Finally, the Transaction will not impair the effectiveness of state regulation. LG&E will continue its separate existence and its utility operations will remain subject to the jurisdiction of the Kentucky Public Service Commission.

  G.
  Rule 54 Analysis

        Rule 54 provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators, as defined in Section 32(a) of the Act ("EWGs"), or foreign utility companies, as defined in Section 33(a) of the Act ("FUCOs"), the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied.

  (1)
  E.ON

        E.ON satisfies all of the conditions of Rule 53 except Rule 53(a)(1).

        As of June 30, 2004, E.ON's "aggregate investment," as defined in Rule 53(a)(l), in EWGs and FUCOs was approximately $13,672 million. This amount is within the authorization granted to E.ON in the Acquisition Order. In the Acquisition Order, the Commission authorized E.ON to invest up to $25 billion, plus an additional $35 billion from proceeds of divestments, in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). There has been no material change in the facts or circumstances surrounding E.ON's capitalization since the Acquisition Order was issued.

        At June 30, 2004, E.ON's common equity as a percentage of capitalization was 54.8%. The common equity ratios of LG&E and KU as of June 30, 2004 were 49.41% and 53.53%, respectively.

        LG&E and KU and their respective customers will not be adversely impacted by the requested relief. The authorization requested in this Application will not have a material adverse affect on the consolidated capitalization or retained earnings of E.ON and will not adversely affect the capitalization or retained earnings of LG&E or KU. The requested authorization, considered in conjunction with the effect of the capitalization and earnings of E.ON's EWGs and FUCOs, will not have a material adverse effect on the financial integrity of the E.ON system, or an adverse impact on the E.ON Utility Subsidiaries, their customers or the ability of the state commissions to protect the utility customers within their respective states.

        E.ON currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the E.ON system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing.

  (2)
  AEP

        Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Set forth below is a discussion of the compliance with Rule 53 for AEP.

        AEP consummated the merger with Central and South West Corporation, now AEP Utilities, Inc. ("CSW"), on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (the "Rule 53(c) Order").

        AEP currently meets all of the conditions of Rule 53(a), except for clause (1). At June 30, 2004, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1.558 billion, or about 87.7% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2004 ($1.777 billion).

        With respect to Rule 53(a)(1), however, the Commission has determined that AEP's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See the Rule 53(c) Order.

        AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b)(1) or (3) has occurred or is continuing.

        The circumstances described in Rule 53(b)(2) have occurred. As a result of the recording of a loss with respect to impairment charges, AEP's consolidated retained earnings declined for the period ending December 31, 2003. The average consolidated retained earnings of AEP for the four quarterly periods ended June 30, 2004 was $1.777 billion, or a decrease of approximately 25.6% from the company's average consolidated retained earnings for the four quarterly periods ended June 30, 2004 of $2.388 billion. In addition, AEP's "aggregate investment" in EWGs and FUCOs as of June 30, 2004 exceeded 2% of the total capital invested in utility operations.

        In the fourth quarter of 2003 AEP recorded pre-tax impairments of assets (including goodwill) and investments totaling $1.4 billion that reflected downturns in energy trading markets, projected long-term decreases in electricity prices, and other factors. The impairments consisted of $650 million related to asset impairments, $70 million related to investment value and other impairment losses, and $711 million related to discontinued operations. Of the discontinued operations, $577 million was attributable to the impairment of the fixed-asset carrying value of AEP's two coal-fired generation plants in the United Kingdom ("U.K. Generation"). AEP recorded a pre-tax impairment of $70 million on certain of its qualifying facilities, as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("QFs"), in the third quarter of 2003.

        AEP transferred its equity investments in two foreign utility companies, Empresa de Electricidade Vale Paranapanema S.A. and Caiua Servicos de Electricidade S.A., to a co-owner in October 2003, has selected an advisor for the disposition of the UK Generation and has entered into agreements to sell (i) AEP's domestic coal business; (ii) four domestic QFs; and (iii) certain gas pipelines, and continues to have periodic discussions with various parties on business alternatives for certain of its non-core investments. The ultimate timing for a disposition of one or more of these assets will depend upon market conditions and the value of any buyer's proposal.

        AEP respectfully submits that AEP meets the requirements of Rule 53(c). If the effect of the capitalization and earnings of EWGs and FUCOs in which AEP has an ownership interest upon the AEP holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of AEP's EWGs and FUCOs, have a material adverse effect on the financial integrity of the AEP system, or an adverse impact on the AEP Utility Subsidiaries(11), their customers, or the ability of state commissions to protect such public utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of AEP's overall financial condition which took into account, among other factors, AEP's consolidated capitalization ratio and the growth trend in AEP retained earnings.

(11)
Appalachian Power Company ("APCo"), Columbus Southern Power Company ("CSPCo"), Indiana Michigan Power Company ("I&M"), Kentucky Power Company ("KPCo"), Ohio Power Company ("OPCo"), AEP Texas Central Company (formerly Central Power and Light Company) ("TCC"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCo") and AEP Texas North Company (formerly West Texas Utilities Company) ("TNC", and collectively with APCo, CSPCo, KPCo, OPCo, TCC, PSO and SWEPCo, the "AEP Utility Subsidiaries")

        As of December 31, 1999, the most recent period for which financial statement information was evaluated in the 53(c) Order, AEP's consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity, 61.3% debt and $335 million principal amount of certain subsidiary obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries ("Trust Preferred Securities") representing 1.4%.

        As of June 30, 2004, AEP's consolidated capitalization consisted of 63.0% debt, 37.0% common and preferred equity (consisting of common stock representing 36.4% and $133 million principal amount of preferred stock representing 0.6%).

        None of the AEP Utility Subsidiaries or their customers will be adversely impacted by the requested relief.

        The ratio of common equity to total capitalization, net of securitization debt, of each of the AEP Utility Subsidiaries will continue to be maintained at not less than 30% (except for TCC which will maintain 25% so long as securitization bonds are outstanding). In addition, each of the AEP Utility Subsidiaries is subject to regulation by one or more state commissions that are able to protect utility customers within their respective states.

        Since the date of the Rule 53(c) Order, there has been a reduction in AEP's consolidated equity capitalization ratio; however, it remains within acceptable ranges and limits of rating agencies for investment grade corporate credit ratings. In addition, the AEP Utility Subsidiaries, which will have a significant influence on the determination of the AEP corporate rating, continue to show strong financial statistics as measured by the rating agencies.

        As of December 31, 1999, Standard and Poor's ("S&P") rating of secured debt for the AEP Utility Subsidiaries was as follows: Appalachian Power Company, A; Columbus Southern Power Company, A-; Indiana Michigan Power Company, A-; Kentucky Power Company, A; Ohio Power Company, A-; AEP Texas Central Company (formerly Central Power and Light Company), A; Public Service Company of Oklahoma, AA-; Southwestern Electric Power Company, AA-; and AEP Texas North Company, A. AEP did not have a long-term debt rating as of December 31, 1999.

        As of June 30, 2004, S&P's rating of secured debt for the AEP Utility Subsidiaries was as follows: Appalachian Power Company, BBB; Columbus Southern Power Company, BBB; Indiana Michigan Power Company, BBB; Kentucky Power Company, BBB, Ohio Power Company, BBB, AEP Texas Central Company (formerly Central Power and Light Company), BBB; Public Service Company of Oklahoma, BBB; Southwestern Electric Power Company, BBB; and AEP Texas North Company (formerly, West Texas Utilities Company), BBB.

ITEM 4. REGULATORY APPROVALS

        No state commission and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.

ITEM 5. PROCEDURE

        Applicants respectfully request that the Commission proceed forthwith to issue a notice with regard to the transaction proposed herein and that it issue an order granting the application as soon after the conclusion of the notice period as is practicable.

        Applicants waive a recommended decision by a hearing or other responsible officer of the Commission for approval of the application and consent to the Division of Investment Management's assistance in the preparation of the Commission's decision. There should not be a waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

        Exhibits

Exhibit No.	Description of Document
B-1	Stock Purchase Agreement (previously filed)
F-1.1	Opinion of counsel for E.ON (previously filed)
F-1.2	Opinion of counsel for AEP (previously filed)
F-1.3	Past-tense opinion of counsel for E.ON (to be filed by amendment)
F-1.4	Past-tense opinion of counsel for AEP (to be filed by amendment)
G	Form of Notice (previously filed)

        Financial Statements

Exhibit No.	Description of Document
FS-1	Consolidated Balance Sheet of E.ON as of December 31, 2003 (incorporated by reference to E.ON's Form 20-F for the year ended December 31, 2003, File No. 1-14688)
FS-2	Consolidated Statement of Income of E.ON for the year ended December 31, 2003 (incorporated by reference to E.ON's Form 20-F for the year ended December 31, 2003, File No. 1-14688)
FS-3	Consolidated Balance Sheet of E.ON as of June 30, 2004 (incorporated by reference to E.ON's Form 6-K filed on August 12, 2004, File No. 1-14688)
FS-4	Consolidated Statement of Income of E.ON for the quarter ended June 30, 2004 (incorporated by reference to E.ON's Form 6-K filed on August 12, 2004, File No. 1-14688)
FS-5	Consolidated Balance Sheet of LG&E as of December 31, 2003 (incorporated by reference to LG&E's Form 10-K for the year ended December 31, 2003, File No. 1-2893)
FS-6	Consolidated Statement of Income of LG&E for the year ended December 31, 2003 (incorporated by reference to LG&E's Form 10-K for the year ended December 31, 2003, File No. 1-2893)
FS-7	Consolidated Balance Sheet of LG&E as of June 30, 2004 (incorporated by reference to LG&E's Form 10-Q for the quarter ended June 30, 2004, File No. 1-2893)
FS-8	Consolidated Statement of Income of LG&E for the quarter ended June 30, 2004 (incorporated by reference to LG&E's Form 10-Q for the quarter ended June 30, 2004, File No. 1-2893)
FS-9	Consolidated Balance Sheet of AEP as of December 31, 2003 (incorporated by reference to AEP's Annual Report on Form 10-K for the year ended December 31, 2003, File No. 1-03525)
FS-10	Consolidated Statement of Income of AEP for the year ended December 31, 2003 (incorporated by reference to AEP's Annual Report on Form 10-K for the year ended December 31, 2003, File No. 1-03525)
FS-11	Consolidated Balance Sheet of AEP as of June 30, 2004 (incorporated by reference to AEP's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, File No. 1-03525)
FS-12	Consolidated Statement of Income of AEP for the quarter ended March 31, 2004 (incorporated by reference to AEP's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, File No. 1-03525)

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

        The proposed transaction neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 14, 2005

American Electric Power Company, Inc.		E.ON AG
By:	/s/ HOLLY KELLER KOEPPEL	By:	/s/ KARL-HEINZ FELDMANN

Name:	Holly Keller Koeppel	Name:	Karl-Heinz Feldmann
Title:	Executive Vice President, American Electric Service Corporation, as agent for American Electric Power Company, Inc.	Title:	General Counsel/Senior Vice President
		By:	/s/ RAINER LIESEN

		Name:	Rainer Liesen
		Title:	Corporate Attorney
E.ON US Holding GmbH
		By:	/s/ MICHAEL C. WILHELM

		Name:	Michael C. Wilhelm
		Title:	Executive Director
E.ON US Investments Corp.
		By:	/s/ JOHN R. MCCALL
		Name:	John R. McCall
		Title:	VP and Secretary
LG&E Energy LLC
		By:	/s/ JOHN R. MCCALL
		Name:	John R. McCall
		Title:	Executive VP, General Counsel and Secretary
Louisville Gas and Electric Company
		By:	/s/ JOHN R. MCCALL
		Name:	John R. McCall
		Title:	Executive VP, General Counsel and Secretary

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TABLE OF CONTENTS
  ITEM 1. DESCRIPTION OF THE PROPOSED TRANSACTION
  ITEM 2. FEES, COMMISSIONS AND EXPENSES
  ITEM 3. APPLICABLE STATUTORY PROVISIONS
  ITEM 4. REGULATORY APPROVALS
  ITEM 5. PROCEDURE
  ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS
  ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS
SIGNATURES